Exhibit 99.1

BRF — BRASIL FOODS S.A.

A Publicly Authorized Capital Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 9th/2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized format pursuant to Article 130, Paragraph 1 of Law  6.404/76)

DATE, PLACE AND TIME: November 04, 2009, at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. CHAIR: Nildemar Secches and Luiz Fernando Furlan, Co-Chairmen and Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1. Approved the proposal to increase the capital of its wholly owned subsidiary, Avipal Nordeste S.A., in the amount of R$ 1.5 billion, to secure the financial stability of this company through the investment of the resources in accordance with the plan presented. 2. Other matters of an internal nature to the Company. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members of the Board present. Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman, Francisco Ferreira Alexandre, Carlos Alberto Cardoso Moreira, Décio da Silva, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho and Edina Biava-Secretary. São Paulo-SP, November 04, 2009. (I hereby certify that this is a summary of the original minutes filed to Book 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, folios 117 to 121.)

EDINA BIAVA

Secretary